

April 9, 2015

Via E-mail
Philip Sawyer
Chief Executive Officer
Invuity, Inc.
444 De Haro Street
San Francisco, CA 94107

> **Re:** **Invuity, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 13, 2015**
> **CIK No. 0001393020**

Dear Mr. Sawyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Your product's regulatory status is unclear. While you indicate that your products are FDA cleared, your disclosure on page 17 says that they "may not require a 510(k) premarket notification to obtain clearance for marketing." You also state on page 80 that "Information related to the benefits of [y]our devices is limited to surgeon feedback . . ." Please clarify whether you have communicated with the FDA about your products in making these conclusions, and whether the FDA has provided you guidance on what types of communications you are permitted to make about your products and their properties.

2.   In an appropriate section of your registration statement, please disclose whether 10% of your sales are attributed to any one customer, and identify the customer, as required by Item 101(c)(vii). Also, add any appropriate risk factors.

Prospectus Summary, page 1

3.   Tell us why you believe it is appropriate to highlight the principal benefits of your product in your prospectus summary on page 4 given your disclosure on page 13 that there is a lack of clinical data supporting the benefits of your devices.

4.   Where you disclose qualitative attributes about competing products, please limit those conclusions to management's belief, or provide support for your conclusions. Any such support should be presented in terms that are easily understood by a lay person.

5.   Clarify how your number of units shipped leads you to estimate that your devices have been used in over 74,000 surgical procedures.

6.   Please tell us the basis for your estimates of the percent of surgeries that are open minimally invasive procedures on page 2 and the total dollar amount of your addressable market on page 3.

We are an emerging growth company…, page 39

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis, page 53

8.   Clarify whether you sell your single-use optical waveguides separately as refills for your reusable retractor devices.

9.   Provide additional details regarding the trunk stock inventory that you wrote off by explaining why you do not expect it to recur.

Critical Accounting Policies and Estimates, Stock-based Compensation, page 61

10.   Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Business, page 65

11.   It is not clear how your product's ability to "direct" light differs from competing products. Revise to clarify.

Optical Modeling and Laboratory Experiments, page 72

12.   Discuss the material limitations of the studies you conducted. We note, for example, you appear to have conducted your studies without third party involvement or review. In addition, it is not clear how your studies measured the heat risk of competing products, as much of your data appears to be from your products or anecdotal. Additional limitations might include a limited number of subjects, a limited number of trials or limited study conditions.

13.   Given the limited clinical data available and needed for your FDA clearance, it does not appear appropriate to draw the conclusions you have drawn in the bullet points on pages 78 and 79. Please revise or advise.

Sales and Marketing, page 79

14.   Tell us the status of any clinical surveys or studies that you plan to publish.

Surgeon Survey, page 80

15.   Given your disclosure cautioning readers as to your survey's limitations, tell us why you believe it is appropriate to provide the results of this survey in your registration statement.

Competition, page 81

16.   Given your disclosure that the price of your product would be reimbursed as part of the total surgical cost, please discuss your ability to compete on the basis of price.

Certain Relationships and Related Party Transactions, page 107

17.   It appears you have a related party transaction with HealthCare Royalty Partners, which is not included in this section. Please revise or advise.

18.   Provide the conversion rate for all convertible securities.

19.   Disclose how Legacy and its affiliates are affiliated with you.

Principal Stockholders, page 112

20.   Please disclose the natural person or persons with voting or dispositive power for the shares of each selling shareholder.

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact (Staff Attorney) at (202) 551-3498 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Steven Bochner
                     Wilson Sonsini Goodrich & Rosati